EXHIBIT 16.1

                             Mantyla McReynolds LLC

September 12, 2006

Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Dear Sir/Madam:

We have read the statements included in the Form 8-K dated September 12, 2006, of ABC Funding, Inc., to be filed with the Securities and Exchange Commission and are in agreement with the statements contained in Item 4.01 insofar as they relate to our dismissal and our audits for the years ended June 30, 2005 and 2004, and our reviews of interim financial statements. We are not in a position to agree or disagree with the statements in Item 4.01 regarding the engagement of another CPA or the approval of such engagement by the Board of Directors.

Very truly yours,


/s/ Mantyla McReynolds LLC